SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

FIRM/AFFILIATE
OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com December 11, 2013

VIA COURIER AND BY EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Knowles Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed November 15, 2013
File No. 001-36102

Dear Mr. Spirgel:

On behalf of Knowles Corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of Amendment No. 1 to the Registration Statement filed with the Commission on November 15, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 25, 2013 (the “Comment Letter”). The Amendment also includes updated information regarding the expected composition of the board of directors of the Company at the effective time of separation and certain other matters.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the

Larry Spirgel

Securities and Exchange Commission

December 11, 2013

meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the amended information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amendment.

Knowles Post-Separation Relationship with Dover, page 3

Transition Services Agreement, page 4

1.	Please quantify the aggregate fees you expect to pay to Dover pursuant to this Transition Services Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 to quantify the aggregate fees that it expects to pay to Dover pursuant to the Transition Services Agreement.

Knowles’ Material Separation Payments and Costs, page 6

2.	In order to provide context, please disclose the historical amount of Knowles’ intercompany net notes payable to Dover and its affiliates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 to include historical amounts of intercompany net notes payable due to Dover from Knowles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Financial Condition, page 66

3.	We note your response to comment 20 from our letter dated October 25, 2013. We also note your statement that you have generated enough cash flows in the U.S. for the past three fiscal years to meet domestic cash needs. Please quantify the amount of cash flows that were generated in the U.S. in each of the past three fiscal years and clarify how they are sufficient in meeting your domestic cash needs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 67 to quantify the amount of cash flows that the Knowles business generated in the United States in each of the past three fiscal years and to clarify why the Company expects that such cash flows will be sufficient to meet its domestic cash needs. Further, it is anticipated that Knowles will secure a revolving line of credit in the U.S. to provide additional liquidity to cover any potential short-term impact from seasonality or for discrete expenditures.

* * * * *

Larry Spirgel

Securities and Exchange Commission

December 11, 2013

Please telephone the undersigned at (212) 735-3452 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael A. Civale, Esq.

     Michael A. Civale, Esq.

cc:	Jeffrey S. Niew, Knowles Corporation

Ivonne Cabrera, Dover Corporation